

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

September 3, 2014

<u>Via E-Mail</u>
Mr. Stephen M. Merrick
President
CTI Industries Corporation
22160 North Pepper Road
Lake Barrington, IL 60010

> **Re:    CTI Industries Corporation**
> **Registration Statement on Form S-3**
> **Filed August 18, 2014**
> **File No. 333-198222**

Dear Mr. Merrick:

We have limited our review of your registration statement to those issues that we have addressed in our comments.  In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.  Since the aggregate market value of your voting and nonvoting common equity held by non-affiliates is less than $75 million, you must satisfy the requirements of General Instruction I.B.6. of Form S-3, including paragraph 7 of General Instruction I.B.6.  Include on the prospectus' outside front cover the calculation of the aggregate market value of your outstanding voting and nonvoting common equity pursuant to General Instruction I.B.6. and the amount of all securities offered pursuant to General Instruction I.B.6. during the prior 12 calendar month period that ends on and includes the date of the prospectus.

Prospectus' Outside Front Cover Page

2.  Provide a cross reference to the risk factors section, including the page number where it appears in the prospectus.  Highlight this cross reference with any legend required by the Commission, if appropriate.  See Item 501(b)(5) of Regulation S-K.

Incorporation of Certain Information by Reference, page 13

3.  Please incorporate by reference your quarterly report on Form 10-Q for the quarter ended March 31, 2014 filed on May 15. 2014.  See Item 12(a)(2) of Form S-3.

Undertakings, page 16

4.  Please include the undertakings required by paragraphs (a)(5)(ii), (a)(6), (b), and (h) of Item 512 of Regulation S-K.

Signatures, page 17

5.  Your controller or principal accounting officer also must sign the registration statement.  Note that any person who occupies more than one of the specified positions must indicate each capacity in which he signs the registration statement.  See Instructions 1 and 2 for signatures on Form S-3, and revise.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement please provide a written statement from each registrant acknowledging that:

•  Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

•  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company

from its full responsibility for the adequacy and accuracy of the disclosure
in the filing.

- The company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission
or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will
consider a written request for acceleration of the effective date of the registration
statement as confirmation of the fact that those requesting acceleration are aware of their
respective responsibilities under the Securities Act of 1933 and the Securities Exchange
Act of 1934 as they relate to the proposed public offering of the securities specified in the
above registration statement. Please allow adequate time for us to review any
amendment before the requested effective date of the registration statement.

You may direct questions on comments and other disclosure issues to Edward M.
Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765.

Very truly yours,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director

cc:     Via E-Mail
        Gerald M. Miller, Esq.
        Vanasco Genelly & Miller
        33 North LaSalle Street, Suite 2200
        Chicago, IL 60602